>	EXHIBIT 12.1 STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000	1999	1998

(Dollars in millions) Years Ended December 31,

(A) EXCLUDING INTEREST ON DEPOSITS:
EARNINGS:
Income before income taxes	$ 1,123	$ 1,554	$ 944	$ 914	$ 974	$ 662
Fixed charges	375	506	983	1,360	954	856

Earnings as adjusted	$ 1,498	$ 2,060	$ 1,927	$ 2,274	$ 1,928	$ 1,518

Income before income taxes
Pretax income from continuing operations as reported	$ 1,112	$ 1,555	$ 930	$ 906	$ 968	$ 657
Share of pretax income of 50% owned subsidiaries not included in above	11	(1)	14	8	6	5

Net income as adjusted	$ 1,123	$ 1,554	$ 944	$ 914	$ 974	$ 662

FIXED CHARGES:
Interest on other borrowings	$ 279	$ 426	$ 881	$ 1,268	$ 874	$ 770
Interest on long-term debt including amortization of debt issue costs	78	71	93	82	70	66
Portion of rents representative of the interest factor in long term lease	18	9	9	10	10	20

Fixed charges	$ 375	$ 506	$ 983	$ 1,360	$ 954	$ 856

Ratio of earnings to fixed charges	4.00x	4.07x	1.96x	1.67x	2.02x	1.77x

(B) INCLUDING INTEREST ON DEPOSITS:
EARNINGS:
Adjusted earnings from (A) above	$ 1,498	$ 2,060	$ 1,927	$ 2,274	$ 1,928	$ 1,518
Add interest on deposits	372	498	856	1,012	712	656

Earnings as adjusted	$ 1,870	$ 2,558	$ 2,783	$ 3,286	$ 2,640	$ 2,174

FIXED CHARGES:
Fixed charges from (A) above	$ 375	$ 506	$ 983	$ 1,360	$ 954	$ 856
Interest on deposits	372	498	856	1,012	712	656

Adjusted fixed charges	$ 747	$ 1,004	$ 1,839	$ 2,372	$ 1,666	$ 1,512

Adjusted earnings to adjusted fixed charges	2.50x	2.55x	1.51x	1.39x	1.58x	1.44x

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